Mail Stop 7010

                                                September 15, 2005

Dr. Jose Luis Guerrero
The ICA Corporation
Mineria No. 145
Edificio Central
11800 Mexico City
Mexico

	RE:	The ICA Corporation
      Form 20-F/ A
		Filed July 28, 2005
      File # 1-11080


Dear Mr. Guerrero:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning your controls and procedures, revenue recognition, and functional currency and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year ended December 31, 2004

Item 15. Controls and Procedures, page 91
1. We note your disclosure that your Chief Executive Officer and
Chief
Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported as and
when required.   In future filings, revise to clarify, if true,
that
your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Note 3. Summary of Significant Accounting Policies, page F-14

(i) Accounting for Construction Contracts, page F-18
2. We note that some of your projects, such as the El Cajon hydroelectric project, have terms which do not require the customer to pay for the work completed until the end of the project, which can be several years from the current time. Given that progress payments are not required, confirm to us that accounting for these contracts under the percentage-of-completion method appropriately recognizes the legal and economic results of contract performance. In this regard, we note that under most contracts for construction of facilities to a buyer`s specifications, both the buyer and the seller (contractor) obtain enforceable rights. The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell his rights to work-in-progress as the work progresses.
This view is consistent with the contractor`s legal rights; he typically has no ownership claim to the work-in-progress but has lien rights. Furthermore, the contractor typically has the right to require the buyer, under most financing arrangements, to make progress payments to support his ownership investment and to approve the facilities constructed date if they meet the contract requirements.
The buyer`s right to take over the work-in-progress at his option (usually with a penalty) provides additional evidence to support that view. Accordingly, the business activity taking place under a typical construction contract supports the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses. Expand your critical accounting policy to address how the terms of these contracts, notwithstanding the fact that progress payments are not made, convey to you enforceable rights such that from and economic and legal perspective percentage of completion accounting is the appropriate method of accounting for these contracts. Refer to paragraph 22 of
SOP 81-1.
3. Tell us and expand your critical accounting policies to address how you factor in the risk of inflation, exchange rate fluctuations and increases in the cost of raw materials into your estimate of costs to complete a given project.

4. We note that certain of your contracts contain guarantees related
to timing of completion or achievement of performance levels.
Please
tell us if you have failed to meet such guarantees on any of your material contracts during the periods presented. In addition, please tell us and expand your critical accounting policy to address how you
factor in the penalties on such guarantees in your estimate of costs
to complete a given project.
5. Please tell us and revise your disclosures to clarify how you account for indications of collection difficulties on contracts in which payment is not yet due. That is, tell us if an allowance is set up as a bad debt reserve or if revenue is reduced. In addition, please also tell us why your write-offs of bad debts in 2004 and 2003 are substantially greater than the provisions in each respective year.
6. Tell us and revise your disclosures to identify what indirect costs are included in your estimate of total contract costs. Confirm that such costs are allowable for US GAAP purposes.

Note 30. Differences Between Accounting Principles Generally
Accepted
in Mexico and the United States of America, page F-56

General
7. Please tell us what consideration you have given to identifying the
U.S. dollar as your functional currency under U.S. GAAP. In this regard, we note that a significant amount of your contracts are denominated in U.S. dollars, as is a substantial portion of your debt.
Reference paragraph 5 and Appendix A of SFAS 52.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief


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Dr. Jose Luis Guerrero
The ICA Corporation
September 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE